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                     January 12, 2024

       James M. Anderson
       Executive Vice President and Chief Financial Officer
       First Financial Bancorp.
       255 East Fifth Street Suite 800
       Cincinnati, OH 45202

                                                        Re: First Financial
Bancorp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-34762

       Dear James M. Anderson:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.





                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance